                                                                    EXHIBIT 12.1

                      RATIOS OF EARNINGS TO FIXED CHARGES

        The following table sets forth for the respective periods the ratios of the Company's consolidated earnings to fixed charges.

                                              NEW SOUTH FEDERAL
                                                SAVINGS BANK       NEW SOUTH BANCSHARES, INC.
                                             FOR THE YEAR ENDED       FOR THE YEAR ENDED
                                              SEPTEMBER 30,(1)         DECEMBER 31,(1)
                                             ------------------    --------------------------
                                              1993       1994       1995     1996      1997
                                             -----      ------     ------   ------    ------
Ratio of Earnings to Fixed Charges:
  Excluding interest on deposits............  4.69x      2.23x      1.65x    1.50x     1.87x
  Including interest on deposits............  1.31       1.23       1.15     1.12      1.18
--------
(1) New South changed its fiscal year end from September 30 to December 31 in November of 1994
    (upon the formation of the Company). Amounts shown for 1993 and 1994 relate to New South only. Amounts for 1995 and thereafter relate to the Company on a consolidated basis.
    Data for the Company as of December 31, 1994 did not differ significantly from the corresponding data for New South as of September 30, 1994 presented above.

     The consolidated ratio of earnings to fixed charges has been computed by dividing income before income taxes and fixed charges by fixed charges. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits). Interest expense (other than on deposits) includes interest on federal funds purchased and securities sold under agreements to repurchase, Federal Home Loan Bank advances, and other borrowed funds.